SUBSIDIARIES OF THE REGISTRANT

Merrion Pharmaceuticals, LLC, a Delaware Limited Liability Company

Merrion Pharmaceuticals Ireland Ltd., incorporated in the Republic of Ireland

Merrion Research I, Ltd., incorporated in the Republic of Ireland

Merrion Research II, Ltd., incorporated in the Republic of Ireland

Merrion Research III, Ltd., incorporated in the Republic of Ireland